Exhibit 99.1

FOR IMMEDIATE RELEASE

CORUS ENTERTAINMENT FILES FINAL BASE SHELF PROSPECTUS AND
PRELIMINARY PROSPECTUS SUPPLEMENT

(February 2, 2010 - Toronto, Canada) Corus Entertainment Inc. ("Corus") (TSX: CJR.B; NYSE: CJR) announced today that it has filed a final short form base shelf prospectus dated January 29, 2010 (the "Prospectus") with applicable securities regulators in each of the provinces of Canada and received a receipt therefor. The Prospectus provides for the offering of up to $500,000,000 Cdn principal amount of debt securities during the 25-month period that the Prospectus is valid.

Corus has also filed with applicable securities regulators in each of the provinces of Canada a preliminary prospectus supplement to the Prospectus (the "Preliminary Supplement") relating to senior unsecured guaranteed notes of Corus due 2017 (the "Notes").  The Preliminary Supplement has not yet become final.

If Corus proceeds with the issuance of Notes, the Preliminary Supplement contemplates Corus entering into an underwriting agreement, on terms to be negotiated.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction. This news release is not an offer for sale within the United States of any Notes or other securities of Corus.  Securities of Corus, including Notes, may not be offered or sold in the United States absent registration under the U.S. securities laws or exemption from registration under such laws.  The Notes have note been and will not be registered under the U.S. Securities Act of 1933.

Copies of the Prospectus and the Preliminary Supplement are available on request from the contacts listed below or on the Internet at www.sedar.com.

About Corus Entertainment Inc.
Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children’s book publishing and children’s animation. The company’s multimedia entertainment brands include YTV, Treehouse, W Network, CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience Corus on the web at www.corusent.com.

Forward-Looking Information

Certain statements contained in this news release relating to the Preliminary Supplement and the potential offering of Notes contemplated therein may constitute forward-looking statements.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

In making such statements, we have made assumptions regarding, among other things, our coming to an agreement with the underwriters as to the terms of the Notes and the financing, financial market conditions, and the credit ratings on the Notes.  Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking statements include, but are not limited to the terms of the Notes being other than as expressed in the Preliminary Supplement or otherwise acceptable to us; there being no material change in financial market conditions, and the Notes having the credit ratings identified in the Preliminary Prospectus Supplement.  Readers are cautioned that this list of risk factors should not be construed as exhaustive.  The forward-looking statements contained in this document are expressly qualified by this cautionary statement. We undertake no duty to update any of the forward-looking statements to conform such statement to actual results or to changes in our expectations except as otherwise required by applicable securities legislation.

For further information, please contact:

John Cassaday President and Chief Executive Officer Corus Entertainment Inc. (416) 642-3770	Tom Peddie Senior Vice President and Chief Financial Officer Corus Entertainment Inc. (416) 642-3780
Tracy Ewing Vice President, Communications Corus Entertainment Inc. (416) 642-3792